September 29, 2010

By EDGAR Transmission

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SulphCo, Inc.
Registration Statement on Form S-3
Filed August 26, 2010
File No. 333-169062

Dear Mr. Schwall:

On behalf of SulphCo, Inc. (“SulphCo” or the “Company”), as counsel for the Company, we hereby submit SulphCo’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 16, 2010, regarding the above referenced Form S-3 filed on August 26, 2010.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of SulphCo.

Form S-3

Outside Front Cover of the Prospectus

1.	Please include the information required by Instruction 7 to General Instruction I.B.6 of Form S-3.

Response to Comment No. 1

The Company will include the following disclosure on the outside front cover of the prospectus:

“As of September 28, 2010, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $44.7 million, based on 101,708,741 shares of outstanding common stock, of which 101,520,544 shares were held by non-affiliates, and a per share price of $0.44 based on the closing sale price of our common stock on August 31, 2010. During the period of 12 calendar months immediately prior to, and including, the date of this prospectus, we have sold securities in the amount of $11,305,882 pursuant to General Instruction I.B.6. of Form S-3.”

We may be delisted from the NYSE Amex LLC resulting in a more limited market for our common stock, page 12

2.	Please ensure that you continue to provide updated disclosure regarding the potential delisting of your stock from the NYSE Amex.

Response to Comment No. 2
The Company has indicated to us that it will continue to provide updated disclosure regarding the potential delisting of its stock from the NYSE Amex.  On September 24, 2010, the Company filed a Form 8-K disclosing that it had received a notice from the NYSE Amex (the “Exchange”) that the Exchange had accepted the Company’s plan of listing compliance, and that the Exchange would grant the Company an extension until December 30, 2011 to regain compliance with the Exchange’s listing standards.  This disclosure will also be added to the prospectus in the amended Form S-3.

Use of Proceeds, page 13

3.      We note that the proceeds from this offering may be used for acquisitions.  Pleasetell us whether you have any current plans, proposals, or arrangements, written orotherwise, to acquire another entity in the near future.

Response to Comment No. 3
The Company does not have any current plans, proposals, or arrangement, written or otherwise, to acquire another entity in the near future.

Exhibits Index, page 25

4.	Please confirm that you will file the applicable warrant agreement prior to the issuance of any warrants.

Response to Comment No. 4
The Company confirms that it will file the applicable warrant agreement prior to the issuance of any warrants.

Exhibit 5.1

5.
Please obtain and file a new legality opinion that opines on the legality of the warrants. In this regard, counsel must opine that the warrants will be legal, binding obligations of the registrant under the state contract law governing the warrant agreement.

Response to Comment No. 5
A new legal opinion that includes an opinion on the legality of the warrants will be provided in the amendment to the Form S-3.

6.	Please confirm that you will file a clean legality opinion with each shelf takedown.

Response to Comment No. 6
The Company confirms that it will file a clean legality opinion with each shelf takedown.

SulphCo acknowledges that it is responsible for the adequacy and the disclosure in the filings; that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and SulphCo acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert D. Shin at (212) 536-4885.

Sincerely,

By:	/s/ Robert D. Shin
Robert D. Shin